UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 13, 2013**

American Independence Corp.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

485 Madison Avenue
New York, NY 10022
(Address of principal executive offices, including zip code)

(212) 355-4141
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of American Independence Corp. (the "Company") was held on June 13, 2013. Matters submitted to stockholders at the meeting and the voting results thereof were as follows:

Proposal One – Election of Directors

The stockholders of the Company elected each of the following director nominees proposed by the Company's Board of Directors to serve until the next annual meeting of stockholders of the Company. The voting results for each director nominee are set forth below.

Name	For	Withheld	Broker Non-Votes
Mr. Edward A. Bennett	6,888,890	217,113	648,373
Ms. Teresa A. Herbert	6,628,233	477,770	648,373
Mr. David T. Kettig	6,626,732	479,271	648,373
Mr. Steven B. Lapin	6,626,532	479,471	648,373
Mr. Myron M. Picoult	6,888,890	217,113	648,373
Mr. Ronald I. Simon	6,887,312	218,691	648,373
Mr. James G. Tatum	6,552,304	553,699	648,373
Mr. Roy T. K. Thung	6,627,900	478,103	648,373

Proposal Two – Ratification of Appointment of Independent Auditors

The stockholders of the Company ratified the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ended December 31, 2013. The voting results for the appointment of KPMG LLP are set forth below.

For	Against	Abstention	Broker Non-Votes
7,750,454	306	3,616	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Date: June 14, 2013

By: */s/ Adam C. Vandervoort*

Name: Adam C. Vandervoort

Title: Corporate Vice President, Secretary and General Counsel